SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844;333-167844-01):

Exhibit	Document
1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

13 May 2011	By:	/s/ T Tookey
Name: Tim J W Tookey
Title: Group Finance Director
Lloyds Banking Group plc

Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

Earnings (1)	2010	2009	2008	(2)	2007	(2)	2006	(2)
	£m	£m	£m		£m		£m
Profit before tax	(2,919)	1,042	760		3,999		4,249
Add: Share of losses / (profits) from joint ventures and associates	88	752	(4)		(10)		(6)
Add: Dividends received from joint ventures and associates	1	2	52		2		2
Add: Fixed charges	17,173	19,866	10,352		11,208		9,131
Earnings	14,343	21,662	11,160		15,199		13,376

Fixed charges	2010	2009	2008		2007		2006
	£m	£m	£m		£m		£m
Interest expensed and capitalised (3)	17,034	19,730	10,277		11,138		9,059
Estimated interest included within rental expense (4)	139	136	75		70		72
Fixed charges	17,173	19,866	10,352		11,208		9,131

Preference dividends (5)	-	-	-		-		-

Combined fixed charges and preference dividends	17,173	19,866	10,352		11,208		9,131

Ratios
Ratio of earnings to fixed charges	N/A	1.09	1.08		1.36		1.46
Ratio of earnings to combined fixed charges and preference dividends	N/A	1.09	1.08		1.36		1.46

Earnings were inadequate to cover total fixed charges by £2,830 million for 2010 and £2,830 million for 2010 after preference dividends

Notes

(1)
For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates plus fixed charges.  Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)
The profit before tax for 2008 and preceding years was restated in 2009 to show the impact of amendment to IFRS 2 Share-based Payment, which was adopted in the Group's 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group's 2010 Annual Report on Form 20-F.

(3)
Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “interest and similar expense” as well as interest expense from the trading book included within “other operating income”.

(4)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.